904 Jamesmeier Road
P.O. Box 82
Farley, Iowa 52046
563-744-3554
www.wdbiodiesel.net
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Western Dubuque Biodiesel, LLC Registration Statement on Form 10-SB File No. 0-52617 Filed April 30, 2007
Dear Ms. Long:
     We are in receipt of your letter dated May 24, 2007, providing comments on Western Dubuque Biodiesel, LLC’s (the “Company”) registration statement on Form 10-SB as filed on April 30, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 1 to Form 10-SB, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant’s reporting obligations pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.
RESPONSE: We understand that our reporting obligations pursuant to Section 12(g) of the Exchange Act commenced 60 days after we filed our Form 10-SB.

2. Our staff comments, if any, on the pending application for confidential treatment of portions of certain exhibits to the Form 10-SB will be provided by separate letter. Please be aware that we will not accelerate the effectiveness of or clear comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.
RESPONSE: A response letter dated July 6, 2007 regarding our request for confidential treatment was sent to the SEC and we are aware that the SEC will not accelerate the effectiveness of or clean comments on the Form 10-SB registration statement until these issues are resolved.
Part I
Item 1. Description of Business
Business Development, page 1
3. We note that Renewable Energy Group, LLC (“REG”) will provide you with ongoing management and operational services. Please describe REG in greater detail including the control person(s), and the prior experience of REG with the services it will be providing to the registrant. Please also explain how the amount of the yearly bonus payable to REG will be determined.
RESPONSE: We have amended our registration statement to included discussion of the newly formed Renewable Energy Group, Inc, its control persons, predecessors, and the services it will provide us. We respectfully decline to include how the amount of the yearly bonus payable to REG will be determined pursuant to our application for an order granting confidential treatment of the Management and Operational Services Agreement dated August 29, 2006 between Western Dubuque Biodiesel, LLC and Renewable Energy Group.
Distribution of Principal Products, page 5
4. Please clarify why you have paid turnouts constructed to service your plant, but have not entered into a formal agreement with the Canadian National Railroad for use of its track to serve the plant. If material, discuss any reason(s) for the delay in entering into an Industry Track Agreement and when you intend to do so.
RESPONSE: We have amended our registration statement to disclose that we have executed an agreement with Canadian National Railroad for railroad service to our biodiesel plant along with the terms of this agreement.

5. State whether you believe that the two turnouts being constructed to service the plant will be sufficient for your foreseeable needs.
RESPONSE: We have amended our registration statement to disclose that we believe the two railroad turnouts we have constructed will be sufficient to meet our needs into the foreseeable future.
Cost and Effects of Compliance with Environmental Laws, page 13
6. Since the anticipated completion date of your production facilities is in July 2007, discuss the current status of the permits required to operate the plant that you are in the process of obtaining and when you expect to obtain these permits.
RESPONSE: We have amended our registration statement to disclose the current status of our operating permits and when we expect to obtain these required permits.
Item 1A. Risk Factors
Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant and reduce the value of our units, page 17
7. Update the current status of REG’s work on the rail installation which was 95% complete as of April 4, 2007.
RESPONSE: We have amended our registration statement to disclose that the rail infrastructure installation is complete.
Risks Related to Conflicts of Interests, page 24
8. Discuss any procedures in place to prevent conflicts of interest before they arise and procedures to resolve such conflicts of interest once they occur. If there are none, so state.
RESPONSE: We have amended our discussion of potential conflicts of interest in our registration statement to include a discussion of the provisions of our operating agreement that require that any agreement we may enter into with our members, directors and officers must be on terms no less favorable to the company than would be obtained from an independent third party. We do not have formalized procedures to prevent conflicts of interest before they arise or formalized procedures to resolve such conflicts of interest once they occur.

Item 2. Management’s Discussion and Analysis
Plan of Operations, page 26
9. Please update this discussion to the most practicable current date.
RESPONSE: We have revised our discussion under “Item 2. Management’s Discussion and Analysis” to August 1, 2007.
Liquidity and Capital Resources, page 28
10. You disclosed that you obtained debt financing of $35.5 million in December 2006. You also disclosed that this loan imposes various covenants that restrict your operating flexibility. Based on the materiality of this debt financing and the high anticipated financial leverage, please disclose the terms of your financial covenants and any triggers of cross default provisions in your debt agreements.
RESPONSE: We have amended the discussion of our loan agreement under the section entitled “Debt Financing” to include the various financial covenants that restrict our operating flexibility as well as any cross default provisions that are included in our debt agreements.
Debt Financing, page 29
11. Discuss the most restrictive covenants and ratio requirements imposed by the registrant’s term loan. Actual ratios as of the most current balance sheet date should also be shown.
RESPONSE: We have amended the discussion of our loan agreement under the section entitled “Debt Financing” of our registration statement to include the most restrictive covenants and the ratios required by the loan agreement with Bankfirst. Our loan agreements do not require us to comply with the financial ratio requirements until at least six months following the date when we convert our construction loan to a term loan pursuant to our loan agreement. Therefore, we are not yet subject to the financial ratio reporting requirements. Since we did not have operations at the time of our most recent balance sheet, we cannot provide a calculation of these ratios.
Item 5. Directors and Executive Officers, Promoters and Control Persons Business Experience of Directors and Officers, page 33
12. For each biographical sketch, please revise to state the period of time during which each person named served in each capacity stated. Provide each person’s business experience during the last five years according to Item 401(a)(4).

RESPONSE: We have amended our registration statement to disclose the period of time during which each director and officer served in their stated capacity and have disclosed the business experience of the directors and officers during the last five years.
Transaction with Renewable Energy Group, Inc., page 38
13. Disclose the amount of monthly fee that is payable to REG for management and marketing services. Also discuss any benchmarks or other basis for the “not to exceed $1,000,000 annual bonus” that is payable by the registrant to REG.
RESPONSE: We respectfully decline to include the amount of the monthly fee payable to REG for management and marketing services and any benchmarks or how the annual bonus will be determined pursuant to our application for an order granting confidential treatment of the Management and Operational Services Agreement dated August 29, 2006 between Western Dubuque Biodiesel, LLC and Renewable Energy Group.
14. Your disclosure states that a majority of your disinterested directors approved the REG agreements, including at least two that had no interest in the transaction. Please clarify the nature of each relationship, if any, between members of your board or management and REG.
RESPONSE: We have amended the discussion of our relationship with REG in our registration statement to include the fact that our general manager and operations manager are employed by REG and certain of our directors are involved with other biodiesel refineries that have employed REG in various capacities.
Transaction with Schueller Construction Co., page 38
15. State in management’s opinion whether or not the terms of the transaction between the registrant and Schueller Construction Co. are believed to be on terms at least as favorable to the registrant as those which could have been obtained from unrelated third parties.
RESPONSE: We have revised the discussion of our transactions with Schueller Construction Co. under “Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” to include management’s opinion that the company’s arrangements with Schueller Construction Co. are no less favorable to the company as those which could have been obtained from unaffiliated third parties.
Part II
Item 4. Recent Sales of Unregistered Securities

16. In the second paragraph, discuss how the 100 membership units issued to each consultant of Biodiesel Group were valued.
RESPONSE: We have amended our registration statement to disclose that the 100 membership units that were issued to each consultant of the Biodiesel Group were valued at $500 per unit, which was the offering price of the units during the seed capital offering.
Financial Statements
17. Please update your financial statements for the three months ended March 31, 2007. Refer to Item 310(g) of Regulation S-B.
RESPONSE: Our registration statement has been updated to include financial statements for the three months ended March 31, 2007 pursuant to Item 310(g) of Regulation S-B.
Statement of Operations, page F-4
18. You disclosed equity based compensation expense in a separate line item in your statement of operations. Share based payments should be reflected in the same line or lines as cash compensation paid to the same employees based on the guidance in SAB Topic 14:F. Please revise this disclosure.
RESPONSE: We understand the SEC’s position on this issue, however, in this case no other cash compensation was paid during the calendar year, therefore our position is to present the equity based compensation expense in a separate line item in the statement of operations.
Note 1 — Summary of Significant Accounting Policies, Stock-Based Compensation, page F-8.
19. You disclosed that you used the Black-Scholes model to determine stock based compensation. You also disclosed several assumptions used in determining the expense, but did not disclose the volatility assumption. Please disclose the assumed volatility along with the related assumptions given that you are a non-public company. Please refer to paragraphs A43-A48 in Appendix A of SFAS 123(R) and SAB Topic 14:D.
RESPONSE: Our registration statement has been amended to add the volatility assumption to the financial statement footnote #1 to better complete our disclosure of assumptions for the Black-Scholes model.
20. You disclose that stock-based compensation was reflected in your statement of operations “...based on the difference between the exercise price and the fair market value of the underlying units on the date of grant.” Please revise to reflect compensation expense based on the fair value of the stock options issued. Refer to SFAS 123(R).
RESPONSE: Our registration statement has been amended to include the SEC’s suggested wording for this disclosure.
Additional Items
In addition to certain clerical modifications that have no bearing on the substance of the Form 10-SB/A, we have also made the following changes:
1. We updated the ethanol industry information under “Item 1. DESCRIPTION OF BUSINESS — Our Primary Competition” to reflect the most recent biodiesel plant information available on the Biodiesel Board website. The Biodiesel Board has shown an increase in the amount of biodiesel plants under construction and in operation as of June 7, 2007.
2. We provided descriptions of the utility contracts we executed following our original Form 10-SB filing on April 30, 2007, including our Water Use Agreement with the City of Farley, Iowa; our Sewer Use Agreement with the City of Dubuque, Iowa; and our Electrical Service Agreement with Alliant Energy.
3. We updated our registration statement with a discussion of our Toll Manufacturing Agreement with the Renewable Energy Group, Inc.
4. We updated our registration statement with the most recent statistics concerning the employees we have hired to operate our biodiesel plant.
5. We updated our registration with the most current risk factor information concerning the risks the Company faces as it commences production of biodiesel.

Very truly yours,
/s/ William G. Schueller
William G. Schueller, Chairman

Enclosure